

July 18, 2019

Charles Drucker
Executive Chairman and Chief Executive Officer
Worldpay, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

      Re: Worldpay, Inc.
            Form 10-K For Fiscal Year Ended December 31, 2018
            Response dated June 28, 2019
            File No. 001-35462

Dear Mr. Drucker:

      We have reviewed your June 28, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2019 letter.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Adjustments, page 38

1.   We note from your response to comment 2 that your non-GAAP adjustment captioned "Intangible Amortization Expense" also includes a non-GAAP adjustment for depreciation expense related to acquired software. If you present this metric in future filings, please revise both the caption for this adjustment and your narrative description of the nature of expenses included in this adjustment to transparently convey that it relates to the amortization and depreciation of acquired intangible assets and acquired software.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products